SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Lloyd Frank, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 262432-10-7	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William K. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 262432-10-7	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sheila S. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 262432-10-7	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William K. Steiner Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 262432-10-7	Page 5 of 9

This Amendment No. 10 (“Amendment No. 10”) amends in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 5) Item 5 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005 by William K. Steiner and Amendment No. 5 filed on August 10, 2007, Amendment No. 6 filed on May 2, 2008, Amendment No. 7 filed on December 24, 2008,  Amendment No. 8 filed on December 30, 2008 and Amendment No. 9 filed on October 13, 2011 by William K. Steiner, Sheila S. Steiner and the William K. Steiner Revocable Trust (collectively, the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of EnviroStar, Inc. (the “Issuer” or the “Company”). The Original Statement, as amended, and this Amendment No. 10 are referred to collectively as this “Statement.”

Item 5	Interest in Securities of the Issuer

(a) and (b)      As of March 6, 2012, the Reporting Persons no longer were the beneficial owners of any shares of the Issuer’s Common Stock.

(c)           There were no transactions by the Reporting Persons in the Issuer’s Common Stock since the filing of Amendment No. 5 to this Statement, except that on March 6, 2012, the William K. Steiner Trust gifted 1,009,549 shares to Michael S. Steiner and 1,009,548 shares to Robert M. Steiner, the sons of William K. Steiner and Sheila S. Steiner

(d)           No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e)           As a result of the gifts described above, the reporting persons no longer are the beneficial owners of any shares of the Issuer’s Common Stock.

Item 7                      Material to be Filed as Exhibits

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

CUSIP No. 262432-10-7	Page 6 of 9

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder of Amended Stockholders’ Agreement dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Persons, and Michael S. Steiner. (6)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

Exhibit 6	Joint Filing Agreement, dated March 7, 2012, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement. (9)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 6 to this Statement.
(6)	Filed with Amendment No. 9 to this Statement.
(7)	Filed with Amendment No. 7 to this Statement.
(8)	Filed with Amendment No. 8 to this Statement.
(9)	Filed herewith.

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CUSIP No. 262432-10-7	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2012

/s/ William K. Steiner
William K. Steiner

/s/ Sheila S. Steiner
Sheila S. Steiner

William K. Steiner Revocable Trust
By:	/s/ William K. Steiner
William K. Steiner, Co-Trustee

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee

and

By:	/s/ Michael S. Steiner
Michael S. Steiner, Co-Trustee

CUSIP No. 262432-10-7	Page 8 of 9

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, Michael S. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder of Amended Stockholders’ Agreement dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Persons, and Michael S. Steiner. (6)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

Exhibit 6	Joint Filing Agreement, dated March 7, 2012, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement. (9)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 6 to this Statement.
(6)	Filed with Amendment No. 9 to this Statement.
(7)	Filed with Amendment No. 7 to this Statement.
(8)	Filed with Amendment No. 8 to this Statement.
(9)	Filed herewith.

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CUSIP No. 262432-10-7	Page 9 of 9

Exhibit 6
Joint Filing Agreement

Pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:  March 7, 2012

/s/ William K. Steiner
William K. Steiner

/s/ Sheila S. Steiner
Sheila S. Steiner

William K. Steiner Revocable Trust
By:	/s/ William K. Steiner
William K. Steiner, Co-Trustee

By:	/s/ Sheila S. Steiner
Sheila S. Steiner, Co-Trustee

and

By:	/s/ Michael S. Steiner
Michael S. Steiner, Co-Trustee